Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Nos. 333-231203, 333-231203-14 and 333-231203-15
September 15, 2020

CyrusOne LP

CyrusOne Finance Corp.

$400,000,000 2.150% Senior Notes due 2030 (the “Notes”)

September 15, 2020

Term Sheet

The information in this pricing term sheet supplements the Issuers’ Preliminary Prospectus Supplement, dated September 15, 2020, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying prospectus dated May 3, 2019 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuers:	CyrusOne LP and CyrusOne Finance Corp.
Guarantor:	CyrusOne Inc.
Securities:	2.150% Senior Notes due 2030
Expected Ratings (Moody’s / S&P / Fitch)*:	Ba1 / BBB- / BBB-
Aggregate Principal Amount:	$400,000,000
Maturity Date:	November 1, 2030
Issue Price:	98.795% of the principal amount
Coupon (Interest Rate):	2.150% per annum
Yield to Maturity:	2.284%
Benchmark Treasury:	0.625% due August 15, 2030
Benchmark Treasury Price and Yield:	99-14 / 0.684%
Spread to Benchmark Treasury Yield:	160 basis points
Interest Payment Dates:	May 1 and November 1 of each year, beginning on May 1, 2021
Optional Redemption:

Prior to August 1, 2030 (three months prior to the maturity date of the Notes (the “Par Call Date”)), “make-whole” call at T+25 basis points (calculated as though the actual maturity date of the Notes was the Par Call Date)

On or after August 1, 2030 (three months prior to the maturity date of the Notes), par call

CUSIP / ISIN:	23283PAT1 / US23283PAT12
Trade Date:	September 15, 2020

Settlement Date:	September 21, 2020 (T+4); under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes will initially settle on a T+4 basis, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day preceding the date of delivery hereunder should consult their own advisors.
Joint Book-Running Managers:

J.P. Morgan Securities LLC

Deutsche Bank Securities Inc.

Truist Securities, Inc.

Credit Agricole Securities (USA) Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Stifel, Nicolaus & Company, Incorporated

*             Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuers intend to use the net proceeds from this offering to repay $300.0 million of indebtedness outstanding under the 2023 Term Loan and the remainder for general corporate purposes, including the repayment of borrowings outstanding under the Revolving Credit Facility from time to time.

This communication is intended for the sole use of the person to whom it is provided by the Issuers.

The Issuers and the Guarantor have filed a registration statement and a prospectus with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the related preliminary prospectus supplement and other documents the Guarantor has filed with the SEC for more complete information about the Issuers, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the representatives of the underwriters can arrange to send you the prospectus and related preliminary prospectus supplement if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, by calling Deutsche Bank Securities Inc. at (800) 503-4611 or by calling Truist Securities, Inc. at (800) 685-4786. This information does not purport to be a complete description of these securities or the offering. Please refer to the preliminary prospectus supplement for a complete description of the securities. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.